ISSUED ON BEHALF OF RELX PLC AND RELX NV
Resumption of Buyback Programme

In February 2016, RELX PLC and RELX NV (the “Companies”) announced that they would deploy a total of £700 million on share buybacks during the year. In the first half of 2016, the Companies spent £502 million of that previously announced full year total.

In accordance with the recently implemented EU Market Abuse Regulation, the Companies announce that they will resume their buyback programme to purchase their respective ordinary shares during the period which commences on 29 July 2016 and will end no later than 28 December 2016 (the “Programme”).

The aggregate purchase price of all shares to be acquired under the Programme will be no greater than £198 million, taking the total for the year to £700 million. The ratio of the respective ordinary shares to be bought back by each of the Companies over the course of this period will be set by reference to the Companies’ respective economic interests in RELX Group plc. The purpose of the Programme is to reduce the capital of the Companies. The Companies intend that shares purchased will be held in treasury.

Any share purchases will be made by the Companies within certain pre-set parameters and in accordance with the general authorities of the Companies to repurchase shares granted by shareholders at the RELX PLC Annual General Meeting held on 21 April 2016 and the RELX NV Annual General Meeting held on 20 April 2016 which, taking into account shares purchased subsequent to these meetings, permit the Companies to purchase no more than 105.6 million ordinary shares of RELX PLC and 93.9 million ordinary shares of RELX NV. Any share purchases effected by the Companies will be in accordance with the EU Market Abuse Regulation and, in addition, any share purchases effected by RELX PLC will be in accordance with Chapter 12 of the Listing Rules.